EXHIBIT 99.2

Form 51-102F3
Material Change Report

PART 1	CONTENT OF MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

CoolBrands International Inc. (“CoolBrands”)
8300 Woodbine Avenue
5th Floor
Markham, Ontario
L3R 9Y7

Item 2	Date of Material Change

April 21, 2006

Item 3	News Release

A press release was issued by Canada Newswire onApril 21, 2006 in Toronto.

Item 4	Summary of Material Change

            On April 21, 2006, CoolBrands signed definitive agreements in respect of new credit facilities with a syndicate of lenders led by JPMorgan Chase Bank, N.A.

Item 5	Full Description of Material Change

            On April 21, 2006, CoolBrands signed definitive agreements in respect of new credit facilities with a syndicate of lenders led by JPMorgan Chase Bank, N.A. Funds available under the new facilities will be used for general corporate purposes, including to repay amounts outstanding under the existing facilities that CoolBrands has with JPMorgan Chase Bank, N.A., and the existing facilities that CoolBrands’ 50.1% owned subsidiary, Americana Foods Limited Partnership, has with Regions Bank.

            The new facilities are structured as follows: first, a US$48 million senior secured revolving credit facility in respect of which Integrated Brands Inc. and certain other subsidiaries (other than Americana Foods Limited Partnership) of CoolBrands are borrowers; and second, a $25.5 million senior secured credit facility consisting of a US$8 million senior secured revolving credit facility and US$17.5 million of term loans in respect of which Americana Foods Limited Partnership is the borrower. All of the credit facilities are unconditionally guaranteed by CoolBrands and its wholly owned subsidiaries. The CoolBrands credit facility is secured by all of the assets of CoolBrands and its subsidiaries other than Americana. The Americana credit facilities are secured by all of the assets of Americana Foods Limited Partnership and the guarantees in respect of that facility are secured by a second lien over all of the assets of CoolBrands and its other subsidiaries.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7	Omitted Information

Not Applicable.

Item 8	Executive Officer

For further information, please contact David J. Stein, Chief Executive Officer, CoolBrands at (631) 737-9700.

Item 9	Date of Report

May 1, 2006